Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

September 26, 2023

Tara Harkins
Kevin Kuhar
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549-3010

Re:	SAB Biotherapeutics, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed April 14, 2023, as amended April 28, 2023
File No. 001-39871

Ladies and Gentlemen:

By your letter dated September 25, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment on the Annual Report on Form 10-K for the year ended December 31, 2022, and the recent Quarterly Reports on Form 10-Q (together with the Annual Report, each filed electronically via the EDGAR system by our client, SAB Biotherapeutics, Inc. (the “Company”). This letter sets forth our response with respect to the comment contained in the SEC Letter.

For the convenience of the Staff, each comment from the SEC Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

The Company has asked us to convey the following as its response to the Staff.

Form 10-K for the Year Ended December 31, 2022

Exhibits

1.

We note the certifications provided in Exhibits 31.1 and 31.2 in this filing and your recent Forms 10-Q do not include the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please revise your next filing to include the entire text of the certifications found in Item 601(b)(31) of Regulation S-K. Refer to Exchange Act Rule 13a-14(a).

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that future filings made with the Commission will include the entire text of the certifications found in Item 601(b)(31) of Regulation S-K, including the introductory language in paragraph 4 referring to internal control over financial reporting.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Grant Levine
Dentons US LLP

cc:	Russell Beyer, Chief Financial Officer
SAB Biotherapeutics, Inc.